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SEC FILE NUMBER
8-70340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sealy Investment Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5910 N Central Expressway, Suite 1700
(No. and Street)

Dallas	TX	75206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	anac@sealyinvestmentsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

3111 N University Dr, Ste 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Peter Jackson</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Sealy Investment Securities, LLC</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature: Pete L. Jackson]_

Title: President & CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sealy Investment Securities, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

December 31, 2025

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Sealy Investment Securities, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Sealy Investment Securities, LLC** (the "Company") as of December 31, 2025, (referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Sealy Investment Securities, LLC's** auditor since 2020.
Assurance Dimensions
Coral Springs, Florida
February 23, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Sealy Investment Securities, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	1,016,702
Prepaid Assets and Deposits		540,160
Receivables		25,225
Due from Related Parties		551,261
Right-of-Use Assets		571,716
Total Assets	$	2,705,064

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued Expenses	$	26,456
Commissions Payable		195,341
Due to Related Parties		32,761
Lease Liability		578,186
Funds in Escrow		1,100
Total Liabilities		833,844

Commitments and Contingencies (Note 5)

Member's Equity		1,871,220
Total Liabilities and Member's Equity	$	2,705,064

The accompanying notes are an integral part of this financial statement.

NOTE 1 – General and Summary of Significant Accounting Policies

General

Sealy Investment Securities, LLC (the "Company" or "SIS") is a limited liability company which was formed in the State of Georgia on December 19, 2018 and received FINRA approval as a registered broker dealer on October 15, 2019. On March 24, 2022, the owners of the Company transferred all of their respective membership interests in the Company to Sealy & Company, LLC (the "Member" or "Sealy"), a Georgia limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the business of providing wholesale distribution services to issuers of packaged real estate related investment products and the sponsors of such investments primarily as an agent for the private placement of securities.

Summary of Significant Accounting Policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period and revenues and expenses during the year then ended. The actual outcome could differ from those estimates.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles generally accepted in the United States of America recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2025. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Cash

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of the purchase of three months or less to be cash equivalents.

Prepaid Assets and Deposits

Prepaid Assets and Deposits include prepaid commissions, prepaid other expenses, and deposits. Prepaid commissions represent commission draws paid in advance to brokers and expected to be earned in 2026. All prepaid expenses are amortized over the respective invoice terms. Other assets consist of deposits paid to a FINRA flex account to be used for FINRA fees. Prepaid Assets and Deposits totaled $540,160 as of December 31, 2025.

Revenue Recognition

The Company has adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. In securities underwriting, the sale of securities from the issuer is the only performance obligation in an underwriting agreement and is generally satisfied on the trade date, so the fees will be recognized as revenue at that time. The Company is the principal for advisory fees, as it is responsible for the customers' investments. Accordingly, advisory fees are reported on the gross basis.

The Company recognizes reimbursement revenue in accordance with guidance and incurs out-of-pocket expenses such as travel and payroll costs, which are reimbursed to the Company under the terms of the agreements with our managing broker agreements. These revenues are recognized at the point in time when received and performance obligation for the services has been satisfied.

ASC Topic 326 – Receivable and Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost

will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company did not have any such credit losses at December 31, 2025.

Receivables are uncollateralized customer obligations due under normal trade terms requiring payment within 15 to 30 days from the invoice date, depending upon the invoice terms. Customer account balances not paid within invoice terms are considered delinquent. No interest is charged on accounts not paid according to terms. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Receivables are stated at the amount management expects to collect from outstanding balances. Management individually reviews all receivable balances that exceed terms and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2025, there was no allowance for credit losses.

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, accounts receivables, other assets, and accrued expenses and other liabilities.

In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below

- Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Segment Information

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is Peter Jackson.

NOTE 2 – Leases

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The Company has entered into a sub-lease agreement with Sealy. The sub-lease is considered an operating lease and the Company has the option to renew the lease each calendar year. Based on the terms and conditions of the sub-lease and management's assumptions concerning the future operations of the Company, the Company has recorded a right-of-use asset and a lease liability of $571,716 and $578,186 respectively with an assumed lease expiration of February 28, 2037.

Future payments required under the Company's lease liabilities together with their present value as of December 31, 2025 are as follows:

For the year ending December 31,		Amount
2026	$	71,184
2027		66,487
2028		61,124
2029		62,243
2030		63,374
Thereafter		549,122
Total payments due under operating lease liabilities		**873,534**
Less discount to present value		(295,348)
Total operating lease liabilities	$	**578,186**

The following summarizes the remaining lease term and discount rate as of December 31, 2025:

Remaining term-operating lease:	134
Discount rate-operating lease:	7.20%

The right-of-use asset and lease liability are presented separately on the accompanying statement of financial position.

NOTE 3 – Related Party Transactions

The Company has an expense sharing agreement with Sealy. Sealy allocates all appropriate expenses to the Company on a monthly basis. Shared expenses during the year ended December 31, 2025, amounted to $74,188 included as part of Rent and Professional Services on the accompanying statement of operations. Of that amount, $11,600 was payable as of December 31, 2025 and is included as part of Due to Related Parties on the accompanying statement of financial condition. As part of the expense sharing agreement, the Company subleases office space from Sealy for $9,918 per month through December 31, 2025 (see Note 2).

For the year ended December 31, 2025, the expense for subleasing is as follows:

Office space rent and related costs	$	46,448
Other shared expenses		27,740
Total shared expenses for the period	$	74,188

The Company has entered into the following Managing Broker-Dealer agreements with the respective effective dates:

Sealy Industrial Partners, LP ("SIP")	October 28, 2019
Sealy Legacy Partners, LP ("SLP")	May 8, 2020
Sealy Industrial Partners III, LP ("SIP III")	September 8, 2020
Sealy Industrial Partners IV, LP ("SIP IV")	April 22, 2022
Sealy Private Industrial Real Estate Trust ("SPIRE")	January 1, 2025

Under the terms of the agreements, the Company is authorized as the Managing Broker-Dealer to engage in the offering, sale, and distribution of units pursuant to each funds' Confidential Private Placement Memorandum. As part of the agreement with SIP IV, a monthly retainer fee of $50,000 is paid to the Company during the offering period. For the year ended December 31, 2025, SIS received a total of $600,000 from SIP IV. The monthly retainer fees are included as part of Other Income on the accompanying Statement of Operations.

In addition, the Company receives selling commissions, managing broker-dealer fees, and due diligence fees up to the percentages shown below, all or a portion of which can be reallowed to participating broker-dealers.

Selling commissions	Up to 6%
Managing broker-dealer fees	Up to 2.75%
Due diligence fees	Up to 1.75%

The Company received all of its advisory fee revenue of $5,102,159 for the year ended December 31, 2025 from SIP IV.

The Company periodically incurs costs which are reimbursable by related parties. For the year ended December 31, 2025, SIS received $3,446,939 in reimbursement income from SIP, SLP, SIP III, and SIP IV which is presented as Reimbursement Revenue, Related Party on the accompanying Statement of Operations. As of December 31, 2025, the following balances are included in due from related parties on the accompanying statement of financial condition:

Sealy Industrial Partners, LP	$	73,494
Sealy Industrial Partners III, LP		16,246
Sealy Legacy Partners, LP		75,694
Sealy Industrial Partners IV, LP		385,827
Total Due from Related Parties	$	**551,261**

Sealy periodically pays for costs outside of the scope of the expense sharing agreement which are reimbursable by the Company. As of December 31, 2025, $32,761 is payable to Sealy and is reflected in Due to Related Parties on the accompanying statement of financial condition.

NOTE 4 – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2025, the Company did exceed the federally insured limit by $766,702 but has not experienced any losses in these accounts.

NOTE 5 – Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is probable and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2025 requiring contingent loss recognition.

NOTE 6 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $754,574 which was $737,099 in excess of its required net capital of $17,475. The Company's net capital ratio was 34.74%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE 7 – Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The members report the Company's taxable income or loss on their respective tax returns. The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained during examinations. A tax position includes the entity's status. The Company believes it has no uncertain positions.

NOTE 8 – Subsequent Events

Subsequent events have been evaluated through February 23, 2026, which is the date the financial statements were issued. On January 13, 2026, Sealy Investment Securities, LLC entered into a Managing Dealer Agreement with Sealy Industrial I, DST, pursuant to which Sealy Investment Securities, LLC was appointed as managing dealer for the offering of beneficial interests on a best-efforts basis. This agreement represents a non-recognized subsequent event and had no impact on the Company's financial statements for the year ended December 31, 2025.